Exhibit 99.1

Kenon’s Subsidiary OPC Announces Agreement to Acquire CPV Power Business in the United States

Singapore, October 10, 2020. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced the execution of an agreement by CPV Group LP (the “Buyer”), an entity in which OPC holds a 70% stake, for the acquisition of Competitive Power Ventures group (“CPV”) from Global Infrastructure Management, LLC (the “Seller”). CPV is engaged in the development, construction and management of renewable energy and conventional energy (natural gas-fired) power plants in the United States.

Consideration for the acquisition is $630 million (payable in cash), subject to post-closing adjustments based on closing date cash, working capital and debt. Additionally, an amount in the range of $54 million to $95 million is payable by the Buyer in respect of CPV's equity in the Three Rivers project, which is currently under construction, which may be paid at the Buyer's option in cash or a vendor loan at terms that have been agreed between the parties.

The acquisition of CPV will be conducted through the acquisition by CPV Group LP of 100% of the equity interests of three companies (CPV Power Holdings LP, Competitive Power Ventures Inc. and CPV Renewable Energy Company Inc.), which hold CPV's interests in companies with plants in operation as well as development projects and CPV's management company.

The acquisition agreement includes representations and warranties and covenants by the parties, including covenants regulating the conduct of the CPV business between signing and closing. The Seller's representations will generally expire at closing, other than certain fundamental representations which will survive for two years. The Buyer has obtained a representation and warranty insurance policy in connection with the acquisition agreement with international insurers with a liability cap of up to $52 million for a period ranging from three to six years, depending on the particular representation and warranty.

The acquisition is subject to closing conditions including receipt of regulatory approvals and clearances, including from the Committee on Foreign Investment in the United States (CFIUS); the Hart-Scott-Rodino Act (HSR); approval of the Federal Energy Regulatory Commission; and approval of the New York Public Service Commission. OPC believes that the process of receiving all the requisite regulatory approvals and clearances may take up to six months.

The acquisition may be terminated if closing conditions are not met within 180 days of the date of the agreement, which period may be extended by an additional 60 days if regulatory approvals are not obtained by the 180-day deadline. The agreement provides for a termination payment of $50 million (plus certain expenses of the Seller) by the Buyer if the agreement is terminated as a result of certain breaches of representations or covenants by the Buyer which result in a failure of closing conditions to be met or in the event that all conditions to closing are met and the Buyer fails to complete the transaction. The termination fee obligation is guaranteed by OPC. The right of the Buyer to pursue the termination fee does not prevent the Seller from seeking specific performance of the agreement in circumstances provided in the agreement.

On October 9, 2020, OPC signed a partnership agreement with three institutional investors in connection with the formation of OPC Power (the “Partnership”) and acquisition of CPV by the Partnership. OPC is the general partner and will own 70% of the Partnership interests. The remaining Partnership interests are owned by institutional investors relating to the following entities: Clal Insurance Enterprise Holdings Ltd. Group (12.75% interest), Migdal Insurance and Financial Holdings Ltd. Group (12.75% interest) and Poalim Capital Markets (4.5% interest). The total investment obligations of all the limited partners amount to $815 million, based on their respective ownership interests, representing obligations for acquisition consideration as well as funding of additional investments in the Buyer and in CPV for implementation of certain new projects being developed by CPV.

The general partner of the Partnership, an entity owned by OPC, will manage the ownership of CPV, with certain material actions (or which may involve a conflict of interest between the general partner and the limited partners) requiring approval of a majority or special majority (according to the specific action) of the institutional investors which are limited partners. The general partner is entitled to management fees and success fees subject to meeting certain achievements. There are limits on transfers of partnership interests, tag along rights for the institutional investors, drag along rights for OPC, and OPC has a right of first offer (ROFO) in the case of transfers by the institutional investors, and all limited partners have a ROFO in the case of certain additional fundraising by the partnership.  OPC has entered into put and call arrangements with one of the limited partners exercisable after 10 years in certain circumstances.

More information on CPV and OPC's plans for financing its portion of the acquisition consideration and developments costs for projects in development is included in Kenon's Report on Form 6-K furnished on September 29, 2020.

Caution Concerning Forward-Looking Statements

This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the agreement to acquire CPV, including the terms of the transaction, representations and warranty insurance, financing sources, statements relating to the partnership that owns the buyer of CPV including funding requirements and expected funding requirements for development projects and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the acquisition, financing for the acquisition, risks relating to the partnership agreement and arrangements with limited partners, the risk that required approvals and clearances are not received within the deadlines in the agreement or any conditions imposed in respect of such approvals, risks relating the CPV business, including risks relating to US federal and state policies and regulations connected to the markets in which CPV operates and changes in market dynamics, risks relating to CPV’s projects under construction, including potential delays in receiving required permits, a change in the construction costs, delays in the construction, changes in the provisions of law, an increase in the financing expenses, and unforeseen expenses or other unforeseen risk, financing risks and risks relating to potential changes in the US renewable energy market and expectations and other risks described in Kenon's Report on Form 6-K furnished to the Securities and Exchange Commission on September 29, 202 under the heading “Special (main) risk factors involved in CPV’s activities,” and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.